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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)
                           COMMUNICATION CABLE, INC.
                                (Name of Issuer)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                                 (CUSIP Number)
                             ROBERT S. JEPSON, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                           TELEPHONE: (912) 598-7809
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)
                                WITH COPIES TO:
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
                   RICHARD A. WALKER, ESQ.                                         PATRICK DAUGHERTY, ESQ.
                       GENERAL COUNSEL                                              DANIEL J. FRITZE, ESQ.
                     KUHLMAN CORPORATION                                  NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                  3 SKIDAWAY VILLAGE SQUARE                                         100 NORTH TRYON STREET
                   SAVANNAH, GEORGIA 31411                                   CHARLOTTE, NORTH CAROLINA 28202-4000
                  TELEPHONE: (912) 598-7809                                       TELEPHONE: (704) 417-3101
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                                JANUARY 22, 1996
            (Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
     Check the following box if a fee is being paid with this statement [ ].

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
          CUSIP NO. 203378 10 4                                13D
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN ACQUISITION CORP.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) [X]
             (b) [ ]
        3    SEC Use Only
        4    Source of Funds:
             AF, BK
        5    [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             NORTH CAROLINA


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

 Number of Shares         7 Sole Voting Power:
 Benefically Owned          315,703
 By Each Reporting
 Person With              8 Shared Voting Power:
                            0

                          9 Sole Dispositive Power:
                            315,703

                         10 Shared Dispositive Power:
                            0

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
       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES
       12    [ ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (9.9% ASSUMING EXERCISE OF ALL OPTIONS STATED BY THE COMPANY TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO
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
          CUSIP NO. 203378 10 4                                13D
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN CORPORATION                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) [X]
             (b) [ ]
        3    SEC Use Only
        4    Source of Funds:
             WC, BK
        5    [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             DELAWARE

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

 Number of Shares         7 Sole Voting Power:
 Beneficially Owned         315,703
 By Each Reporting
 Person With              8 Shared Voting Power:
                            0

                          9 Sole Dispositive Power:
                            315,703

                         10 Shared Dispositive Power:
                            0


       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES
       12    [ ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (9.9% ASSUMING EXERCISE OF ALL OPTIONS STATED BY THE COMPANY TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO
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
     Kuhlman Corporation, a Delaware corporation ("Kuhlman"), and Kuhlman
Acquisition Corp., a North Carolina corporation and a wholly-owned subsidiary of
Kuhlman (the "Purchaser"), hereby amend their Statement on Schedule 13D, dated
November 29, 1995, and subsequently amended on January 4, 1996 and January 18,
1996 (the "Statement"), covering shares (the "Shares") of common stock, par value $1.00 per share, of Communication Cable, Inc., a North Carolina corporation (the "Company"). This Amendment No. 3 to the Statement is being jointly filed by Kuhlman and the Purchaser pursuant to a joint filing agreement filed herewith as Exhibit 1.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On January 23, 1996, Kuhlman and the Purchaser amended and supplemented the
Purchaser's Offer to Purchase dated November 29, 1995 (the "Offer to Purchase")
pursuant to the Supplement dated January 23, 1996 to the Offer to Purchase (the
"Supplement"). A copy of the Supplement is filed herewith as Exhibit 3.
     The information under the caption "Source and Amount of Funds" at Section 7 of the Supplement is incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION.
     The information under the caption "Background of the Offer; Contacts with the Company" at Section 5 of the Supplement is incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     The information contained in the introduction to the Supplement is incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.
     The information under the captions "Background of the Offer; Contacts with the Company" at Section 5 of the Supplement and "The Stock Option Agreement" at
Section 6 of the Supplement is incorporated herein by reference.
     On the afternoon of January 22, 1996, Kuhlman issued a press release pertaining to the offer by the Purchaser to purchase any and all outstanding
Shares of the Company. A copy of such press release is attached hereto as
Exhibit 2 and is incorporated herein by reference.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
     Exhibit 1 -- Joint Filing Agreement between Kuhlman Acquisition Corp. and
Kuhlman Corporation
     Exhibit 2 -- Press Release dated January 22, 1996
     Exhibit 3 -- Supplement dated January 23, 1996 to Offer to Purchase dated
November 29, 1995

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                                   SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: January 24, 1996
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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                                 EXHIBIT INDEX
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
EXHIBIT NO.                                 DESCRIPTION
     1        Joint Filing Agreement between Kuhlman Acquisition Corp. and Kuhlman
              Corporation
     2        Press Release dated January 22, 1996
     3        Supplement dated January 23, 1996 to Offer to Purchase dated November
              29, 1995
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